Filed Pursuant to Rule 424(b)(7)
File No. 333-132297
PROSPECTUS SUPPLEMENT NO. 5
TO PROSPECTUS DATED MARCH 10, 2006
$2,500,000,000
FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE SEPTEMBER, 2036
     This prospectus supplement updates and amends certain information contained in the prospectus dated March 10, 2006, as supplemented by a prospectus supplement dated December 19, 2006, by prospectus supplement No. 2 dated January 12, 2007, by prospectus supplement No. 3 dated February 16, 2007 and by prospectus supplement No. 4 dated April 12, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $2,500,000,000 aggregate principal amount of our Floating Rate Convertible Senior Debentures due September, 2036 and any shares of common stock issuable upon conversion of the debentures. The terms of the debentures are set forth in the prospectus and any supplements or amendments thereto. This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, the prospectus supplement dated January 12, 2007, and any amendments or supplements thereto. This prospectus supplement is qualified by reference to the prospectus, the prospectus supplement dated January 12, 2007, and any amendments or supplements thereto, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus, the prospectus supplement dated January 12, 2007, or in any amendments or supplements thereto. The terms of the debentures are set forth in the prospectus and the prospectus supplement dated January 12, 2007.
     The securities offered hereby involve significant risks and uncertainties. These risks are described under the caption “Risk Factors” beginning on page S-5 of the prospectus supplement dated January 12, 2007. You should consider these Risk Factors before purchasing these securities.
     The debentures are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, The Bank Insurance Fund or any other governmental agency. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
SELLING SECURITYHOLDERS
     The information in the table appearing under the caption “Selling Securityholders” in the prospectus supplement dated January 12, 2007 is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus supplement dated January 12, 2007 or in any amendments or supplements thereto. To the extent that a selling securityholder is listed in both the table below and in the table appearing in the prospectus supplement dated January 12, 2007 or in any amendment or supplement thereto, the information set forth below regarding that selling securityholder supersedes the information in the prospectus supplement dated January 12, 2007 or in any amendments or supplements thereto.

					Common
	Principal	Shares of	Common	Debentures	Stock
	Amount of	Common Stock	Stock Offered	Owned	Owned
	Debentures	Beneficially	Upon	After	After
	Beneficially	Owned Upon	Conversion	Completion	Completion
	Owned and	Conversion of	of	of	of
Name	Offered	Debentures (1)	Debentures (1)	Offering (2)	Offering (2)
Arkansas PERS	1,575,000	41,144	41,144	0	0
City of Southfield c/o Income Research & Management	80,000	2,089	2,089	0	0
Commonwealth Professional Assurance Co. c/o Income Research & Management	1,435,000	37,486	37,486	0	0
Concord Hospital c/o Income Research & Management	355,000	9,273	9,273	0	0
Concord Hospital Non Pension Fund c/o Income Research & Management	615,000	16,065	16,065	0	0
Conseco Insurance Company - Multi-Bucket Annuity Convertible Bond Fund	1,500,000	39,184	39,184	0	0
Credit Suisse Securities (USA) LLC	26,740,000	698,537	698,537	0	0
Excellus Health Plan c/o Income Research & Management	3,930,000	102,664	102,664	0	0
Mag Mutual Insurance Co. c/o Income Research & Management	875,000	22,857	22,857	0	0
MedAmerica Insurance Co. Hartford Trust c/o Income Research & Management	1,475,000	38,531	38,531	0	0
MedAmerica Insurance PA c/o Income Research & Management	1,790,000	46,760	46,760	0	0
MedAmerica New York Insurance c/o Income Research & Management	1,795,000	46,891	46,891	0	0
MIG Assurance Convertible Portfolio c/o Income Research & Management	2,350,000	61,389	61,389	0	0
Premier Investment Funds Ltd Global Yield Plus Fund	2,500,000	65,308	65,308	0	0
Tufts Associated Health Plans c/o Income Research & Management	2,500,000	65,308	65,308	0	0
UMASS Memorial Health Care c/o Income Research & Management	745,000	19,461	19,461	0	0
UMASS Memorial Investment Partnership c/o Income Research & Management	1,000,000	26,123	26,123	0	0
University of Massachusetts Convertible Bond Portfolio c/o Income Research & Management	635,000	16,588	16,588	0	0
Other (3)(4)	555,051,000

(1)	Assumes conversion of all of the holders’ debentures at the maximum initial conversion rate of 26.1233 shares per debenture. However, the maximum conversion rate is subject to adjustment as described under “Description of Debentures—Conversion Rights—Conversion Rate Adjustments.” As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2)	Assumes that all of the debentures and/or all of the common stock into which the debentures are convertible are sold. No selling securityholder will own more than 1% of our outstanding common stock after the offering by such securityholder.

(3)	Information about other selling securityholders will be set forth in an amendment to the registration statement of which this prospectus supplement is a part or in additional prospectus supplements, as required.

(4)	Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures.
     We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information is presented in the above table. Information about the selling securityholders may change over time. Any changed information will be set forth in additional prospectus supplements and/or amendments to the registration statement of which this prospectus supplement is a part.
     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See the section of the prospectus supplement dated January 12, 2007 captioned “Plan of Distribution.”
     None of the named selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.
The date of this prospectus supplement is July 13, 2007.